ExactTarget, Inc.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

March 15, 2012

Via Edgar and Hand Delivery

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Written Response Regarding Supplemental Comment of the SEC Staff in
Connection with Amendment No. 4 to Registration Statement on Form S-1 of
ExactTarget, Inc., File No. 333-178147

Dear Ms. Jacobs:

On behalf of ExactTarget, Inc. (the “Company”), this letter addresses the supplemental comment and request made by the Staff of the Division of Corporation Finance (the “Staff”) during discussions with the Company’s outside counsel, Gibson, Dunn & Crutcher LLP, on March 6, 2012 in connection with the review of the above-referenced Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”), filed on March 5, 2012. The Staff asked the Company to address whether it had considered including the number of new clients added during the relevant fiscal period to the “Key Metrics” table of Management’s Discussion and Analysis of Financial Condition and Results of Operations, and requested that the Company provide written acknowledgement of this comment and, if the decision was made to add the information, to revise the Key Metrics table in a pre-effective amendment to the Registration Statement (but noted that a pre-effective amendment to the Registration Statement need not be filed solely to include such information) or in the final prospectus for the offering to which the Registration Statement relates. The page references in this letter are to the revised preliminary prospectus included in Amendment No. 5 to the Registration Statement, which was filed on March 7, 2012.

The Company hereby acknowledges the Staff’s comment and respectfully informs the Staff that it has considered the question of adding the number of new clients to the Key Metrics table and has determined not to include this information at this time. As the Company has previously noted in correspondence with the Staff, the metric of new clients acquired in each fiscal period is one of several metrics Company management uses to evaluate and manage its business. However, the Company does not consider the number of new clients to be material to

Ms. Barbara C. Jacobs

Securities and Exchange Commission

March 5, 2012

an investor’s understanding of the Company’s business because the number of new clients in a given fiscal period does not consistently align with the period of incremental revenue contribution, or correlate to the amount of incremental revenue contribution, from a new client. The Company believes that inclusion of this metric as a Key Metric would place undue significance on this metric. Furthermore, the impact on the Company’s financial condition and operating performance resulting from the metric of new clients acquired in each fiscal period is materially reflected in the Company’s Recurring Subscription Revenue Key Metric. The three Key Metrics identified by the Company on page 43, which are Recurring Subscription Revenue, Subscription Revenue Renewal Rate and Adjusted EBITDA, are those performance indicators measured by the Company in managing its business that the Company considers necessary for an investor’s understanding and evaluation of the Company.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (317) 423-3928 or Anne Benedict of Gibson, Dunn & Crutcher LLP at (202) 955-8654.

Sincerely,

/s/ Traci M. Dolan

Traci M. Dolan

cc:	Anne Benedict, Gibson, Dunn & Crutcher LLP
Steven K. Humke, Ice Miller LLP
J. Robert Suffoletta, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Patrick Gilmore, Securities and Exchange Commission
Jennifer Fugario, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission